Filed by Intercontinental Exchange, Inc.

(Commission File No. 001-32671)

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company:

NYSE Euronext

(Commission File No. 001-33392)

Dear Colleague,

I want to update you on some important news which we’ve just announced this morning.

ICE has reached an agreement to acquire NYSE Euronext. As you know, NYSE Euronext businesses span a host of markets and products that are complementary to ICE’s businesses. The press release announcing the proposal can be found here. ICE will continue to operate from our headquarters office in Atlanta in addition to a New York headquarters in the iconic NYSE building. Combining with NYSE Euronext will increase our already strong presence in New York, London and continental Europe.

We believe this combination will bring a number of important benefits and opportunities to our markets and will significantly enhance our position as a leading global exchange operator. This transaction facilitates operational efficiencies through the consolidation of technology platforms across execution, post-trade and clearing systems. Our combined product offerings and services will bring together the preeminent equity, equity options and listings franchise with important commodities markets, technology resources and innovative leadership. Further, we believe we can unlock significant value for customers and shareholders by continuing to support the evolution of markets, by continuing to innovate, by continuing to deliver industry leading risk management services and by continuing to deliver strong financial returns and cash generation.

It’s important to note that our agreement with NYSE Euronext is still subject to shareholder and regulatory approvals which are expected to be finalized in the second half of 2013.

While this proposal will receive considerable media attention and require substantial work from many of us, it is imperative that we not let it distract us from the other important initiatives taking place at ICE. We have important objectives for 2013 and we must continue to deliver on those goals for our customers and our shareholders.

We have a deep bench of experience and resources to support this effort. So, while we are excited about the prospect of the acquisition, it is only one of a number of strategic initiatives that will help continue to improve the strength of the business we have built together.

At 8:45am ET / 1:45pm GMT, we will hold an investor conference call, which will be broadcast live via our website and will be available for replay. We will continue to update you as information on the progress of the transaction becomes available. In the meantime, thank you for your ongoing commitment to ensuring that we meet our objectives of growth and customer service.

Best,

Jeff

Forward-Looking Statements

This press release may contain “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should carefully read forward-looking statements, including statements that contain these words, because they discuss our future expectations or state other “forward-looking” information. Forward-looking statements involve a number of risks and uncertainties. ICE and NYSE Euronext caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving ICE and NYSE Euronext, including future financial results, ICE’s and NYSE Euronext’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in ICE’s and NYSE Euronext’s filings with the U.S. Securities and Exchange Commission (the “SEC”). In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company described in the section entitled “Risk Factors” in the companies’ SEC filings. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. Except for any obligations to disclose material information under the Federal securities laws, ICE undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this press release.

Important Information About the Proposed Transaction and Where to Find It:

In connection with the proposed transaction, ICE intends to file with the SEC a registration statement on Form S-4, which will include a joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext. The final joint proxy statement/prospectus will be delivered to the stockholders of ICE and NYSE Euronext. Investors and security holders of both ICE and NYSE Euronext are urged to read the joint proxy statement/prospectus regarding the proposed transaction carefully and in its entirety, including any documents previously filed with the SEC and incorporated by reference into the joint proxy statement/prospectus, when it becomes available because it will contain important information regarding ICE, NYSE Euronext and the proposed merger. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov. Investors may also obtain these documents, without charge, from ICE’s website at http://www.theice.com.

Participants in the Merger Solicitation:

ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s proxy statement for its 2012 annual meeting of stockholders, as filed with the SEC on March 30, 2012. You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s proxy statement for its 2012 annual meeting of stockholders, filed with the SEC on March 26, 2012. Additional information about the interests of potential participants will be included in the joint proxy statement/prospectuses, if and when it becomes available, and the other relevant documents filed by ICE and NYSE Euronext with the SEC.